RELIANCE Communications

08004762

RECEIVED

2008 SEP -4 A 7:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

Exemption File No. 82 – 35005

2nd September, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 1st September, 2008 alongwith a Media Release dated 1st September, 2008, copies of the same are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Your Faithfully,
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

PROCESSED
SEP 08 2008
THOMSON REUTERS

Encl: As Above

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

Exemption File No. 82-35005

September 1, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Media Release

We are enclosing herewith the Media Release dated 1st September, 2008, issued by Reliance Globalcom Limited, subsidiary of the Company, which is self explanatory.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

International Tribunal Awards Damages in favor of Reliance Globalcom

Fourth consecutive award in favor of Reliance Globalcom's claims against Tata Communications

Reliance Globalcom to get approx $ 21.42 Mn (Rs. 94 Crore) damages from Tata Communications

Tribunal Award to result in estimated Revenue opportunity of $ 120 – 180 Mn (Rs. 500 – 800 crore) for Reliance Globalcom

Mumbai, September 1st 2008: For the fourth consecutive time in a row, International Chambers of Commerce (ICC) arbitration ***tribunal has upheld the contention of Reliance Globalcom in its final award for compensation in favor of Reliance Globalcom and rejected contention of Tata Communications***. Under the compensation award, **Reliance Globalcom would receive $ 19.29 Million (Rs. 85 crore)**, plus interest from 17th May 2006 till receipt of the damages awarded by ICC Tribunal, from Tata Communications.

The ICC Tribunal has ruled ***Reliance Globalcom's claims of damages against Tata Communications in congruence with the New York Law requirements*** to satisfy loss profit damages claim for sale of capacity.

Based on the earlier favorable awards granted by ICC Tribunal, Reliance Globalcom had upgraded capacity to 80 GB on the Mumbai – London route. Reliance Globalcom is in process of upgrading the Cable capacity on Mumbai – Hong Kong route to 80 GB. The upgradation of capacity to 80 GB across the entire route of the cable, with almost all contentions of Reliance Globalcom against Tata Communications being upheld, the ***revenue opportunity from additional capacity is estimated between $120 – 180 million (Rs. 500 – 800 crore)***.

ICC Tribunal Award is expected to result in curbing the anti-competitive and anti-consumer commercial practices, Reliance Globalcom would further enrich its product and service offerings to its over 2000 Carrier, Enterprise and Corporate customers especially in the IT, ITES and BFSI segment. Furthermore, Reliance Globalcom would take appropriate steps to directly and indirectly enhance the quality and affordability of international communication services for over 4 billion retail consumers.

The four favorable awards vindicate Reliance Globalcom's stance and contentions against Tata Communications' for:

- Unlawful refusal to grant access to FLAG Capacity at Mumbai Landing Station
- Artificially restricting international bandwidth capacity available for use on Reliance Globalcom's FLAG Cable system
- Anti-competitive practices to delay provisioning of International Bandwidth to Reliance Globalcom customers
- Refusal to charge Landing Station Access Charges in line with globally accepted Cost-based Principles

In December 2004, after prolonged attempts to mutually sort out the disagreements over Tata Communications anti-consumer and anti-competitive commercial practices, Reliance Globalcom was constrained to approach the International Chamber of Commerce to resolve the issues through an Arbitration Procedure. Tata Communications had earlier challenged the Arbitration Tribunal's award in September 2006 which the District Court, Hague had rejected in March 2008

About Reliance Globalcom

Reliance Globalcom, a subsidiary of Reliance Communications Limited, spearheads the Global Telecom operations of India's largest Integrated Telecom Service Provider. Reliance Globalcom brings together the synergies of Reliance Communications Global Business encompassing Enterprise Services, Capacity Sales, Managed Services and a highly successful bouquet of Retail products & services comprising of Global Voice, Internet Solutions and Value Added Services. The company serves over 1200 enterprises, 200 carriers and 1.5 million retail customers in 50 countries across 5 continents.

Reliance Globalcom owns the worlds largest private undersea cable system spanning 65,000 kms seamlessly integrated with Reliance Communications over 110,000 kms of domestic optic fiber provides a robust Global Service Delivery Platform connecting 40 key business markets in India, the Middle East, Asia, Europe, and the U.S. With its recent acquisition of eWave World, a pioneer in the global Wimax space, Reliance Globalcom has the capability to launch 4G services in over 50 countries. It has also acquired Vanco Group, enabling the company to provide managed services to over 230 countries across the globe. For further information, please visit www.relianceglobalcom.com

END